Falconet Solutions, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025 and 2024

Balance Sheet

Falconet Solutions Inc. dba Jingle

As of December 31, 2025

DISTRIBUTION ACCOUNT	JAN 2025 - MAR 2025	APR 2025 - JUN 2025	JUL 2025 - SEP 2025	OCT 2025 - DEC 2025
Assets				
Current Assets				
Bank Accounts				
1000 Cash and Cash Equivalents				
1010 Checking	177,987.70	79,274.56	89,869.86	6,207.74
1072 Bill.com Money Out Clearing	0.00	0.00	0.00	185.33
1073 Stripe clearing	1,107.37	-153.18	125.51	-310.02
Total for 1000 Cash and Cash Equivalents	**179,095.07**	**79,121.38**	**89,995.37**	**6,083.05**
Total for Bank Accounts	**179,095.07**	**79,121.38**	**89,995.37**	**6,083.05**
Accounts Receivable				
1200 Accounts Receivable (Control)				
1202 Accounts Receivable (Gross)	710.44	0.00	417.41	213.41
1204 Other Receivables	0.00	0.00	0.00	0.00
Total for 1200 Accounts Receivable (Control)	**710.44**	**0.00**	**417.41**	**213.41**
Total for Accounts Receivable	**710.44**	**0.00**	**417.41**	**213.41**
Other Current Assets				
1400 Prepaid expenses				
1410 Prepaid insurance	5,278.31	4,530.44	14,285.30	11,116.11
1475 Prepaid Expenses	5,450.87	1,969.14	804.20	291.38
Total for 1400 Prepaid expenses	**10,729.18**	**6,499.58**	**15,089.50**	**11,407.49**
Total for Other Current Assets	**10,729.18**	**6,499.58**	**15,089.50**	**11,407.49**
Total for Current Assets	**190,534.69**	**85,620.96**	**105,502.28**	**17,703.95**
Fixed Assets				
1701 Accumulated depreciation				
1750 A/D - Vehicles	-2,601.99	-2,891.10	-3,180.21	-3,469.32
Total for 1701 Accumulated depreciation	**-2,601.99**	**-2,891.10**	**-3,180.21**	**-3,469.32**
1600 Fixed Assets, net				
1601 Fixed Assets - gross				
1650 Vehicles	5,782.00	5,782.00	5,782.00	5,782.00
Total for 1601 Fixed Assets - gross	**5,782.00**	**5,782.00**	**5,782.00**	**5,782.00**
Total for 1600 Fixed Assets, net	**5,782.00**	**5,782.00**	**5,782.00**	**5,782.00**
Total for Fixed Assets	**3,180.01**	**2,890.90**	**2,601.79**	**2,312.68**
Total for Assets	**193,714.70**	**88,511.86**	**108,104.07**	**20,016.63**

Balance Sheet

Falconet Solutions Inc. dba Jingle

As of December 31, 2025

DISTRIBUTION ACCOUNT	JAN 2025 - MAR 2025	APR 2025 - JUN 2025	JUL 2025 - SEP 2025	OCT 2025 - DEC 2025
Liabilities and Equity				
Liabilities				
Current Liabilities				
Accounts Payable				
2001 Accounts Payable (control)	0.00	0.00	0.00	0.00
2010 Accounts Payable	17,284.16	13,355.28	15,228.11	11,529.39
2011 Accrued Expenses	2,317.00	1,147.00	1,922.00	2,332.75
Total for 2001 Accounts Payable (control)	**19,601.16**	**14,502.28**	**17,150.11**	**13,862.14**
Total for Accounts Payable	**19,601.16**	**14,502.28**	**17,150.11**	**13,862.14**
Credit Cards				
2082 Credit Card (8198 / 2280)	8,307.23	9,803.69	7,145.32	8,360.86
Total for Credit Cards	**8,307.23**	**9,803.69**	**7,145.32**	**8,360.86**
Other Current Liabilities				
2100 Payroll liabilities				
2107 Tips payable	399.16	348.41	330.16	498.46
Total for 2100 Payroll liabilities	**399.16**	**348.41**	**330.16**	**498.46**
2200 Other current liabilities				
2217 Sales Tax Payable	142.27	142.27	142.27	142.27
2220 SAFE Payable	3,995,200.00	3,995,200.00	4,095,200.00	4,095,200.00
Total for 2200 Other current liabilities	**3,995,342.27**	**3,995,342.27**	**4,095,342.27**	**4,095,342.27**
Total for Other Current Liabilities	**3,995,741.43**	**3,995,690.68**	**4,095,672.43**	**4,095,840.73**
Total for Current Liabilities	**4,023,649.82**	**4,019,996.65**	**4,119,967.86**	**4,118,063.73**
Long-term Liabilities				
2700 Notes and leases payable	0.00	0.00	0.00	0.00
2755 Loan Payable			11,907.13	8,815.32
Total for 2700 Notes and leases payable	**0.00**	**0.00**	**11,907.13**	**8,815.32**
Total for Long-term Liabilities	**0.00**	**0.00**	**11,907.13**	**8,815.32**
Total for Liabilities	**4,023,649.82**	**4,019,996.65**	**4,131,874.99**	**4,126,879.05**
Equity				
3100 Preferred stock				
3110 Prefered stock - Series A				
3115 Preferred A - costs	-20,033.80	-20,033.80	-20,033.80	-20,033.80
Total for 3110 Prefered stock - Series A	**-20,033.80**	**-20,033.80**	**-20,033.80**	**-20,033.80**
Total for 3100 Preferred stock	**-20,033.80**	**-20,033.80**	**-20,033.80**	**-20,033.80**
3010 Common stock	6,380.00	6,380.00	6,380.00	6,380.00
3950 Retained Earnings	-3,701,894.44	-3,701,894.44	-3,701,894.44	-3,701,894.44
Net Income	-114,386.88	-215,936.55	-308,222.68	-391,314.18
Total for Equity	**-3,829,935.12**	**-3,931,484.79**	**-4,023,770.92**	**-4,106,862.42**
Total for Liabilities and Equity	**193,714.70**	**88,511.86**	**108,104.07**	**20,016.63**

Falconet Solutions Inc. dba Jingle

Balance Sheet

As of December 31, 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024
ASSETS				
Current Assets				
Bank Accounts				
1000 Cash and Cash Equivalents				
1010 Checking	402,794.11	298,174.29	173,851.08	143,769.46
1072 Bill.com Money Out Clearing	0.00	0.00	-550.36	0.00
1073 Stripe clearing	251.80	297.94	251.64	70.19
1075 Stripe - Unreconciled Payments	0.00	0.00	0.00	0.00
1080 Green Dot clearing	0.00	0.00	0.00	0.00
1090 A/P A/R clearing	482.18	0.00	0.00	0.00
Total 1000 Cash and Cash Equivalents	**403,528.09**	**298,472.23**	**173,552.36**	**143,839.65**
Total Bank Accounts	**$403,528.09**	**$298,472.23**	**$173,552.36**	**$143,839.65**
Accounts Receivable				
1200 Accounts Receivable (Control)				
1202 Accounts Receivable (Gross)	1,193.95	566.14	353.01	918.24
1204 Other Receivables				3,173.88
Total 1200 Accounts Receivable (Control)	**1,193.95**	**566.14**	**353.01**	**4,092.12**
Total Accounts Receivable	**$1,193.95**	**$566.14**	**$353.01**	**$4,092.12**
Other Current Assets				
1400 Prepaid expenses				
1407 Employee advances	0.00	0.00	0.00	0.00
1410 Prepaid insurance	5,522.95	7,310.97	2,792.83	7,784.93
1430 Prepaid rent	2,740.00	0.00	2,490.00	0.00
1451 Payroll clearing	0.00	0.00	0.00	0.00
1475 Prepaid Expenses	6,757.29	6,072.68	2,205.46	1,505.05
Total 1400 Prepaid expenses	**15,020.24**	**13,383.65**	**7,488.29**	**9,289.98**
Total Other Current Assets	**$15,020.24**	**$13,383.65**	**$7,488.29**	**$9,289.98**
Total Current Assets	**$419,742.28**	**$312,422.02**	**$181,393.66**	**$157,221.75**

Falconet Solutions Inc. dba Jingle

Balance Sheet

As of December 31, 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024
Fixed Assets				
1600 Fixed Assets, net				
1601 Fixed Assets - gross				
1650 Vehicles	5,782.00	5,782.00	5,782.00	5,782.00
1680 Intangible Assets	0.00	0.00	0.00	0.00
Total 1601 Fixed Assets - gross	**5,782.00**	**5,782.00**	**5,782.00**	**5,782.00**
Total 1600 Fixed Assets, net	**5,782.00**	**5,782.00**	**5,782.00**	**5,782.00**
1701 Accumulated depreciation				
1750 A/D - Vehicles	-1,445.55	-1,734.66	-2,023.77	-2,312.88
1780 A/D - intangibles	0.00	0.00	0.00	0.00
Total 1701 Accumulated depreciation	**-1,445.55**	**-1,734.66**	**-2,023.77**	**-2,312.88**
Total Fixed Assets	**$4,336.45**	**$4,047.34**	**$3,758.23**	**$3,469.12**
Other Assets				
1810 Deposits	2,490.00	2,490.00	2,490.00	0.00
Total Other Assets	**$2,490.00**	**$2,490.00**	**$2,490.00**	**$0.00**
TOTAL ASSETS	**$426,568.73**	**$318,959.36**	**$187,641.89**	**$160,690.87**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
2001 Accounts Payable (control)	0.00	0.00	0.00	0.00
2010 Accounts Payable	44,041.36	36,770.80	34,568.19	12,304.88
2011 Accrued Expenses	800.00	906.49	637.20	697.00
Total 2001 Accounts Payable (control)	**44,841.36**	**37,677.29**	**35,205.39**	**13,001.88**
Total Accounts Payable	**$44,841.36**	**$37,677.29**	**$35,205.39**	**$13,001.88**

Falconet Solutions Inc. dba Jingle

Balance Sheet

As of December 31, 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024
Credit Cards				
2082 Credit Card (8198 / 2280)	5,028.03	9,857.57	8,927.21	9,547.83
2084 Credit Card (8964)	0.00	0.00	0.00	0.00
2085 Credit Card (1841)	0.00	0.00	0.00	0.00
2086 Credit Card (0907)	0.00	0.00	0.00	0.00
2088 Credit Card (1372 / 9414)	265.74	399.90	480.16	0.00
Total Credit Cards	**$5,293.77**	**$10,257.47**	**$9,407.37**	**$9,547.83**
Other Current Liabilities				
2100 Payroll liabilities				
2107 Tips payable	344.76	509.39	566.87	946.63
2110 Accrued commission	0.00	0.00	0.00	0.00
2149 Garnishments payable	0.00	0.00	0.00	0.00
Total 2100 Payroll liabilities	**344.76**	**509.39**	**566.87**	**946.63**
2200 Other current liabilities				
2217 Sales Tax Payable	102.52	136.37	134.75	142.27
2220 SAFE Payable	3,565,000.00	3,665,000.00	3,734,500.00	3,850,200.00
2225 Employee Payable	0.00	0.00	0.00	0.00
2280 Other accrued liabilities	0.00	0.00	0.00	0.00
Total 2200 Other current liabilities	**3,565,102.52**	**3,665,136.37**	**3,734,634.75**	**3,850,342.27**
Total Other Current Liabilities	**$3,565,447.28**	**$3,665,645.76**	**$3,735,201.62**	**$3,851,288.90**
Total Current Liabilities	**$3,615,582.41**	**$3,713,580.52**	**$3,779,814.38**	**$3,873,838.61**
Total Liabilities	**$3,615,582.41**	**$3,713,580.52**	**$3,779,814.38**	**$3,873,838.61**
Equity				
3010 Common stock	6,380.00	6,380.00	6,380.00	6,380.00
3100 Preferred stock				
3110 Prefered stock - Series A				
3115 Preferred A - costs	-14,500.00	-14,500.00	-14,500.00	-14,500.00
Total 3110 Prefered stock - Series A	**-14,500.00**	**-14,500.00**	**-14,500.00**	**-14,500.00**
Total 3100 Preferred stock	**-14,500.00**	**-14,500.00**	**-14,500.00**	**-14,500.00**

Falconet Solutions Inc. dba Jingle

Balance Sheet

As of December 31, 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024
3950 Retained Earnings	-2,928,288.26	-2,928,288.26	-2,928,288.26	-2,928,288.26
Net Income	-252,605.42	-458,212.90	-655,764.23	-776,739.48
Total Equity	**$ -3,189,013.68**	**$ -3,394,621.16**	**$ -3,592,172.49**	**$ -3,713,147.74**
TOTAL LIABILITIES AND EQUITY	**$426,568.73**	**$318,959.36**	**$187,641.89**	**$160,690.87**

Statement of Cash Flows

Falconet Solutions Inc. dba Jingle

January-December, 2025

FULL NAME	JAN 2025 - MAR 2025	APR 2025 - JUN 2025	JUL 2025 - SEP 2025	OCT 2025 - DEC 2025	TOTAL
OPERATING ACTIVITIES					
Net Income	-114,386.88	-101,549.67	-92,286.13	-83,091.50	-391,314.18
Adjustments to reconcile Net Income to Net Cash provided by operations:					
1202 Accounts Receivable (Control):Accounts Receivable (Gross)	207.80	710.44	-417.41	204.00	704.83
1204 Accounts Receivable (Control):Other Receivables	3,173.88				3,173.88
1410 Prepaid expenses:Prepaid insurance	2,506.62	747.87	-9,754.86	3,169.19	-3,331.18
1475 Prepaid expenses:Prepaid Expenses	-3,945.82	3,481.73	1,164.94	512.82	1,213.67
1750 Accumulated depreciation:A/D - Vehicles	289.11	289.11	289.11	289.11	1,156.44
2010 Accounts Payable (control):Accounts Payable	3,280.28	-3,928.88	1,872.83	-3,698.72	-2,474.49
2011 Accounts Payable (control):Accrued Expenses	1,263.50	-1,170.00	775.00	410.75	1,279.25
2082 Credit Card (8198 / 2280)	-1,240.60	1,496.46	-2,658.37	1,215.54	-1,186.97
2107 Payroll liabilities:Tips payable	-547.47	-50.75	-18.25	168.30	-448.17
2217 Other current liabilities:Sales Tax Payable	0.00	0.00	0.00	0.00	0.00
2220 Other current liabilities:SAFE Payable	145,000.00		100,000.00		245,000.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	149,987.30	1,575.98	91,252.99	2,270.99	$245,087.26
Net cash provided by operating activities	35,600.42	-99,973.69	-1,033.14	-80,820.51	-$146,226.92
INVESTING ACTIVITIES					
FINANCING ACTIVITIES					
2755 Notes and leases payable:Loan Payable			11,907.13	-3,091.81	8,815.32
3115 Preferred stock:Prefered stock - Series A:Preferred A - costs	-345.00				-345.00
Net cash provided by financing activities	-345.00		11,907.13	-3,091.81	$8,470.32
NET CASH INCREASE FOR PERIOD	35,255.42	-99,973.69	10,873.99	-83,912.32	-$137,756.60

Falconet Solutions Inc. dba Jingle

Statement of Cash Flows

January - December 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024	TOTAL
OPERATING ACTIVITIES					
Net Income	-252,605.42	-205,607.48	-197,551.33	-120,975.25	$ - 776,739.48
Adjustments to reconcile Net Income to Net Cash provided by operations:					$0.00
1202 Accounts Receivable (Control):Accounts Receivable (Gross)	-256.05	627.81	213.13	-565.23	$19.66
1204 Accounts Receivable (Control):Other Receivables				-3,173.88	$ -3,173.88
1407 Prepaid expenses:Employee advances				0.00	$0.00
1410 Prepaid expenses:Prepaid insurance	2,166.29	-1,788.02	4,518.14	-4,992.10	$ -95.69
1430 Prepaid expenses:Prepaid rent	-2,740.00	2,740.00	-2,490.00	2,490.00	$0.00
1475 Prepaid expenses:Prepaid Expenses	-6,637.29	684.61	3,867.22	700.41	$ -1,385.05
1750 Accumulated depreciation:A/D - Vehicles	289.11	289.11	289.11	289.11	$1,156.44
2010 Accounts Payable (control):Accounts Payable	11,357.77	-7,270.56	-2,202.61	-22,263.31	$ - 20,378.71
2011 Accounts Payable (control):Accrued Expenses	300.00	106.49	-269.29	59.80	$197.00
2082 Credit Card (8198 / 2280)	-4,779.71	4,829.54	-930.36	620.62	$ -259.91
2088 Credit Card (1372 / 9414)	-805.99	134.16	80.26	-480.16	$ -1,071.73
2107 Payroll liabilities:Tips payable	90.16	164.63	57.48	379.76	$692.03
2217 Other current liabilities:Sales Tax Payable	-631.82	33.85	-1.62	7.52	$ -592.07
2220 Other current liabilities:SAFE Payable	615,000.00	100,000.00	69,500.00	115,700.00	$900,200.00
2225 Other current liabilities:Employee Payable	-25,000.00		0.00		$ - 25,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	588,352.47	100,551.62	72,631.46	88,772.54	$850,308.09
Net cash provided by operating activities	$335,747.05	$ - 105,055.86	$ - 124,919.87	$ -32,202.71	$73,568.61
INVESTING ACTIVITIES					
1810 Deposits				2,490.00	$2,490.00
Net cash provided by investing activities	$0.00	$0.00	$0.00	$2,490.00	$2,490.00
FINANCING ACTIVITIES					
3010 Common stock	6,300.00				$6,300.00
Net cash provided by financing activities	$6,300.00	$0.00	$0.00	$0.00	$6,300.00
NET CASH INCREASE FOR PERIOD	$342,047.05	$ - 105,055.86	$ - 124,919.87	$ -29,712.71	$82,358.61

Profit and Loss

Falconet Solutions Inc. dba Jingle

January-December, 2025

DISTRIBUTION ACCOUNT	JAN 2025 - MAR 2025	APR 2025 - JUN 2025	JUL 2025 - SEP 2025	OCT 2025 - DEC 2025	TOTAL
Income					
4000 Income					
4100 Income - Product Revenue	15,127.96	11,686.69	9,382.71	6,956.11	43,153.47
4150 Income - Platform Revenue	3,535.71	2,746.45	2,217.88	1,779.63	10,279.67
Total for 4000 Income	**18,663.67**	**14,433.14**	**11,600.59**	**8,735.74**	**$53,433.14**
Total for Income	**18,663.67**	**14,433.14**	**11,600.59**	**8,735.74**	**$53,433.14**
Cost of Goods Sold					
5000 5000 · Cost of sales					
5150 COS - Merchant pass through	12,373.72	9,766.75	8,258.14	6,217.65	36,616.26
5156 COS - dry ice and cooling	669.19	377.37			1,046.56
5157 COS - truck and delivery	351.40	289.11	329.10	289.11	1,258.72
5159 COS Gasoline	1,654.04	1,706.06	1,141.14	1,241.92	5,743.16
Total for 5000 5000 · Cost of sales	**15,048.35**	**12,139.29**	**9,728.38**	**7,748.68**	**$44,664.70**
Total for Cost of Goods Sold	**15,048.35**	**12,139.29**	**9,728.38**	**7,748.68**	**$44,664.70**
Gross Profit	**3,615.32**	**2,293.85**	**1,872.21**	**987.06**	**$8,768.44**
Expenses					
6000 Operating expenses					
6100 Payroll-related expenses					
6101 Salaries and wages					
6105 Salaries & wages	44,844.63	44,471.14	43,893.85	43,873.27	177,082.89
6120 Bonus expense	5,000.00				5,000.00
Total for 6101 Salaries and wages	**49,844.63**	**44,471.14**	**43,893.85**	**43,873.27**	**$182,082.89**
6201 Benefits and payroll tax					
6202 Health insurance	3,329.85	3,333.65	3,332.44	3,802.80	13,798.74
6240 Workers' compensation insurance	132.75	132.75	132.75	132.75	531.00
6251 Payroll Tax Expense	4,830.82	3,538.51	3,435.41	3,304.00	15,108.74
Total for 6201 Benefits and payroll tax	**8,293.42**	**7,004.91**	**6,900.60**	**7,239.55**	**$29,438.48**
6260 Recruiting (control account)					
6261 Recruiting Expenses	299.97				299.97
Total for 6260 Recruiting (control account)	**299.97**				**$299.97**
Total for 6100 Payroll-related expenses	**58,438.02**	**51,476.05**	**50,794.45**	**51,112.82**	**$211,821.34**
Total for 6000 Operating expenses	**58,438.02**	**51,476.05**	**50,794.45**	**51,112.82**	**$211,821.34**
7100 Professional fees					
7110 Legal expense - general	712.50			522.50	1,235.00
7115 Legal expense - patent and TM			4,430.00		4,430.00
7120 Accounting and audit	4,962.35	3,465.00	3,150.00	1,550.00	13,127.35
7150 Payroll Processing Fees	198.20	186.15	186.15	186.15	756.65
Total for 7100 Professional fees	**5,873.05**	**3,651.15**	**7,766.15**	**2,258.65**	**$19,549.00**
7400 Travel & entertainment					
7412 Auto, fuel, parking, tolls,rail	1,998.84	1,435.92	1,285.07	1,761.19	6,481.02
7430 Meals (not for convenience)	1,436.11	2,709.78	2,085.96	1,287.95	7,519.80
Total for 7400 Travel & entertainment	**3,434.95**	**4,145.70**	**3,371.03**	**3,049.14**	**$14,000.82**
7500 Marketing expenses					
7502 Cust discounts - product	295.38	394.89	305.66	118.98	1,114.91
7504 Cust discounts - other	99.35	0.00	7.80	48.35	155.50
7515 Market research	50.50	22.71	47.85		121.06
7520 Advertising	2,064.42	1,061.88	1,919.02	820.51	5,865.83
7550 Promotional materials	634.88	397.00	630.77	326.73	1,989.38
7552 Marketing collateral & materials	127.62	19.00	160.03	189.99	496.64
7560 Trade shows and events	730.00	40.00	99.37		869.37

Profit and Loss

Falconet Solutions Inc. dba Jingle

January-December, 2025

DISTRIBUTION ACCOUNT	JAN 2025 - MAR 2025	APR 2025 - JUN 2025	JUL 2025 - SEP 2025	OCT 2025 - DEC 2025	TOTAL
7561 Conferences			40.50	10.00	50.50
Total for 7500 Marketing expenses	**4,002.15**	**1,935.48**	**3,211.00**	**1,514.56**	**$10,663.19**
7600 Research & development					
7615 Development - contractors	31,800.00	28,900.00	15,600.00	12,500.00	88,800.00
Total for 7600 Research & development	**31,800.00**	**28,900.00**	**15,600.00**	**12,500.00**	**$88,800.00**
7700 Facilities expense					
7717 Truck - Registration & maintenance	510.42	443.56	1,052.47	1,140.32	3,146.77
7740 Telecommunications	593.67	581.91	692.46	760.96	2,629.00
7750 Rent - Warehouse	1,109.00	1,209.00	1,209.00	483.00	4,010.00
Total for 7700 Facilities expense	**2,213.09**	**2,234.47**	**2,953.93**	**2,384.28**	**$9,785.77**
7800 Equipment & software					
7805 Computer equipment < $3,500	53.47			53.47	106.94
7841 Hosted services	8,936.06	7,473.40	7,172.51	6,588.37	30,170.34
Total for 7800 Equipment & software	**8,989.53**	**7,473.40**	**7,172.51**	**6,641.84**	**$30,277.28**
8500 General & admin expenses					
8540 Bank fees	15.56	28.69	13.83	131.81	189.89
8542 merchant bank fees	678.26	645.89	400.75	304.46	2,029.36
8582 Insurance - general	2,805.97	2,775.00	3,101.94	3,883.32	12,566.23
Total for 8500 General & admin expenses	**3,499.79**	**3,449.58**	**3,516.52**	**4,319.59**	**$14,785.48**
Total for Expenses	**118,250.58**	**103,265.83**	**94,385.59**	**83,780.88**	**$399,682.88**
Net Operating Income	**-114,635.26**	**-100,971.98**	**-92,513.38**	**-82,793.82**	**-$390,914.44**
Other Income					
9100 Other Income	248.38	222.31	252.25	201.18	924.12
Total for Other Income	**248.38**	**222.31**	**252.25**	**201.18**	**$924.12**
Other Expenses					
9020 Interest Expense				378.86	378.86
9550 Taxes based on income					
9552 Delaware tax				120.00	120.00
9553 California tax		800.00	25.00		825.00
Total for 9550 Taxes based on income		**800.00**	**25.00**	**120.00**	**$945.00**
Total for Other Expenses		**800.00**	**25.00**	**498.86**	**$1,323.86**
Net Other Income	**248.38**	**-577.69**	**227.25**	**-297.68**	**-$399.74**
Net Income	**-114,386.88**	**-101,549.67**	**-92,286.13**	**-83,091.50**	**-$391,314.18**

Falconet Solutions Inc. dba Jingle

Profit and Loss

January - December 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024	TOTAL
Income					
4000 Income					$0.00
4100 Income - Product Revenue	19,677.22	14,080.58	11,644.38	17,812.00	$63,214.18
4150 Income - Platform Revenue	3,787.76	2,778.58	2,286.66	3,118.29	$11,971.29
Total 4000 Income	**23,464.98**	**16,859.16**	**13,931.04**	**20,930.29**	**$75,185.47**
Total Income	**$23,464.98**	**$16,859.16**	**$13,931.04**	**$20,930.29**	**$75,185.47**
Cost of Goods Sold					
5000 5000 Cost of sales					$0.00
5150 COS - Merchant pass through	27,369.50	20,255.80	16,160.72	12,649.01	$76,435.03
5156 COS - dry ice and cooling	1,708.18	1,195.30	1,122.72	290.25	$4,316.45
5157 COS - truck and delivery	1,206.41	1,501.45	1,315.24	614.32	$4,637.42
5158 Truck rental	4,287.75	-46.75			$4,241.00
5159 COS Gasoline	4,030.81	2,683.12	2,898.21	1,596.61	$11,208.75
Total 5000 5000 Cost of sales	**38,602.65**	**25,588.92**	**21,496.89**	**15,150.19**	**$100,838.65**
Total Cost of Goods Sold	**$38,602.65**	**$25,588.92**	**$21,496.89**	**$15,150.19**	**$100,838.65**
GROSS PROFIT	**$ -15,137.67**	**$ -8,729.76**	**$ -7,565.85**	**$5,780.10**	**$ -25,653.18**
Expenses					
6000 Operating expenses					$0.00
6100 Payroll-related expenses					$0.00
6101 Salaries and wages					$0.00
6105 Salaries & wages	86,587.54	82,457.45	84,764.15	45,314.64	$299,123.78
6120 Bonus expense	10,750.00	3,750.00		7,500.00	$22,000.00
6140 Severance expense				2,692.31	$2,692.31
Total 6101 Salaries and wages	**97,337.54**	**86,207.45**	**84,764.15**	**55,506.95**	**$323,816.09**
6201 Benefits and payroll tax					$0.00
6202 Health insurance	5,274.81	5,274.81	5,778.97	3,050.20	$19,378.79
6240 Workers' compensation insurance	3,237.23	2,854.25	1,975.25	132.75	$8,199.48
6251 Payroll Tax Expense	9,335.98	7,397.26	6,884.90	3,000.91	$26,619.05

Falconet Solutions Inc. dba Jingle

Profit and Loss

January - December 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024	TOTAL
Total 6201 Benefits and payroll tax	**17,848.02**	**15,526.32**	**14,639.12**	**6,183.86**	**$54,197.32**
6260 Recruiting (control account)					$0.00
6261 Recruiting Expenses	509.94	509.94	509.94	299.97	$1,829.79
Total 6260 Recruiting (control account)	**509.94**	**509.94**	**509.94**	**299.97**	**$1,829.79**
Total 6100 Payroll-related expenses	**115,695.50**	**102,243.71**	**99,913.21**	**61,990.78**	**$379,843.20**
Total 6000 Operating expenses	**115,695.50**	**102,243.71**	**99,913.21**	**61,990.78**	**$379,843.20**
7100 Professional fees					$0.00
7110 Legal expense - general	5,034.50	240.96	1,116.00	3,000.00	$9,391.46
7115 Legal expense - patent and TM	5,625.00	6,375.00			$12,000.00
7120 Accounting and audit	8,930.05	10,129.25	4,881.75	4,837.50	$28,778.55
7150 Payroll Processing Fees	192.30	188.70	178.50	168.30	$727.80
7152 Benefits administration	20.00				$20.00
Total 7100 Professional fees	**19,801.85**	**16,933.91**	**6,176.25**	**8,005.80**	**$50,917.81**
7400 Travel & entertainment					$0.00
7412 Auto, fuel, parking, tolls,rail	520.23	323.26	1,235.68	569.13	$2,648.30
7430 Meals (not for convenience)	2,630.75	2,760.99	2,139.90	2,497.82	$10,029.46
Total 7400 Travel & entertainment	**3,150.98**	**3,084.25**	**3,375.58**	**3,066.95**	**$12,677.76**
7500 Marketing expenses					$0.00
7502 Cust discounts - product	1,783.86	1,370.54	1,248.69	314.52	$4,717.61
7503 Cust discounts - platform fee	9.73	-14.00	-26.00	-74.00	$ -104.27
7504 Cust discounts - other	150.06	52.72	98.94	89.20	$390.92
7520 Advertising	10,847.68	2,366.91	5,036.04	1,593.72	$19,844.35
7550 Promotional materials	2,055.24	1,172.12	582.27	1,021.26	$4,830.89
7552 Marketing collateral & materials	2,951.54	603.42	346.32		$3,901.28
7560 Trade shows and events	350.00		240.00	780.00	$1,370.00
7590 Marketing expense - other		156.25			$156.25
Total 7500 Marketing expenses	**18,148.11**	**5,707.96**	**7,526.26**	**3,724.70**	**$35,107.03**

Falconet Solutions Inc. dba Jingle

Profit and Loss

January - December 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024	TOTAL
7600 Research & development					$0.00
7615 Development - contractors	53,475.00	47,850.00	47,850.00	31,800.00	$180,975.00
Total 7600 Research & development	**53,475.00**	**47,850.00**	**47,850.00**	**31,800.00**	**$180,975.00**
7700 Facilities expense					$0.00
7716 Repair & Maintenance - building				1,690.00	$1,690.00
7717 Truck - Registration & maintenance	349.79	605.85	3,808.81	410.13	$5,174.58
7730 Utilities	207.91	223.27	-1,503.88	65.34	$ -1,007.36
7740 Telecommunications	211.50	211.50	82.97		$505.97
7750 Rent - Warehouse	7,470.00	7,720.00	7,470.00	4,113.96	$26,773.96
7760 Warehouse expense	569.99	273.06	186.99	448.79	$1,478.83
Total 7700 Facilities expense	**8,809.19**	**9,033.68**	**10,044.89**	**6,728.22**	**$34,615.98**
7800 Equipment & software					$0.00
7841 Hosted services	14,708.76	9,561.45	7,540.86	10,098.88	$41,909.95
Total 7800 Equipment & software	**14,708.76**	**9,561.45**	**7,540.86**	**10,098.88**	**$41,909.95**
8500 General & admin expenses					$0.00
8520 Office supplies	91.79	26.22			$118.01
8525 Dues & subscriptions				0.46	$0.46
8531 Postage, freight and delivery	28.50			10.45	$38.95
8540 Bank fees	-645.17	50.28	38.31	25.00	$ -531.58
8542 merchant bank fees	846.54	624.08	499.22	744.40	$2,714.24
8561 Licenses and permits	25.00				$25.00
8567 Penalties (not deductible)		67.20			$67.20
8582 Insurance - general	3,043.51	462.25	2,542.89	-9.11	$6,039.54
8600 Transaction Fees			4,795.50	393.30	$5,188.80
Total 8500 General & admin expenses	**3,390.17**	**1,230.03**	**7,875.92**	**1,164.50**	**$13,660.62**
Total Expenses	**$237,179.56**	**$195,644.99**	**$190,302.97**	**$126,579.83**	**$749,707.35**
NET OPERATING INCOME	$ -252,317.23	$ -204,374.75	$ -197,868.82	$ -120,799.73	$ -775,360.53

Falconet Solutions Inc. dba Jingle

Profit and Loss

January - December 2024

	JAN - MAR, 2024	APR - JUN, 2024	JUL - SEP, 2024	OCT - DEC, 2024	TOTAL
Other Income					
9100 Other Income		367.27	317.49	294.48	$979.24
Total Other Income	**$0.00**	**$367.27**	**$317.49**	**$294.48**	**$979.24**
Other Expenses					
9020 Interest Expense	288.19				$288.19
9550 Taxes based on income					$0.00
9552 Delaware tax				470.00	$470.00
9553 California tax		1,600.00			$1,600.00
Total 9550 Taxes based on income		**1,600.00**		**470.00**	**$2,070.00**
Total Other Expenses	**$288.19**	**$1,600.00**	**$0.00**	**$470.00**	**$2,358.19**
NET OTHER INCOME	$ -288.19	$ -1,232.73	$317.49	$ -175.52	$ -1,378.95
NET INCOME	**$ -252,605.42**	**$ -205,607.48**	**$ -197,551.33**	**$ -120,975.25**	**$ -776,739.48**


Falconet Solutions, Inc.
Statement of Changes in Equity


Accounts	2025	2024
Opening Balance of Stockholders' Equity	(3,713,147.74)	(2,936,408.26)*
Net income (loss)	(391,314.18)	(776,739.48)
Issuance of common stock	–	–**
Issuance of preferred stock / SAFE-related equity adjustments	–	–
Preferred stock issuance costs (increase in contra-equity)	(5,533.80)	(14,500.00)***
Dividends declared	–	–
Treasury stock repurchases	–	–
Stock-based compensation	–****	–****
Other comprehensive income (loss)	–	–
Other adjustments	–	–
Closing Balance of Stockholders' Equity	(4,106,862.42)	(3,713,147.74)


Unaudited


Falconet Solutions, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Falconet Solutions, Inc. (the "Company") is a corporation organized on January 11, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.